Skadden, Arps, Slate, Meagher & Flom llp
300 SOUTH GRAND AVENUE
LOS ANGELES, CALIFORNIA 90071-3144

TEL: (213) 687-5000
FAX: (213) 687-5600
www.skadden.com
September 2, 2011
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VIA EDGAR
Tom Kluck, Legal Branch Chief
Adam F. Turk, Attorney-Advisor
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Re:	Apartment Investment & Management Co.
AIMCO Properties, L.P.
Registration Statements on Form S-4
Filed July 28, 2011
File Nos.: 333-175842; 333-175843; 333-175844; 333-175846; 333-175847; 333-175848; 333-175849; 333-175850; 333-175851; 333-175853

Angeles Income Properties, Ltd. 6 Schedule 13E-3 Filed July 28, 2011 File No. 005-54489

Consolidated Capital Institutional Properties 3 Schedule 13E-3 Filed July 28, 2011 File No. 005-47007

National Property Investors 6 Schedule 13E-3 Filed July 28, 2011 File No. 005-47887

Tom Kluck and Adam F. Turk
Securities and Exchange Commission
September 2, 2011

Century Properties Fund XVII Schedule 13E-3 Filed July 28, 2011 File No. 005-44273

National Property Investors 4 Schedule 13E-3 Filed July 28, 2011 File No. 005-47883

Angeles Partners XII Schedule 13E-3 Filed July 28, 2011 File No. 005-50745

Century Properties Fund XIX Schedule 13E-3 Filed July 28, 2011 File No. 005-43357

Century Properties Fund XV Schedule 13E-3 Filed July 28, 2011 File No. 005-44269

Consolidated Capital Institutional Properties 2 Schedule 13E-3 Filed July 28, 2011 File No. 005-51797

Consolidated Capital Properties IV Schedule 13E-3 Filed July 28, 2011 File No. 005-50849
Gentlemen:
               On behalf of Apartment Investment and Management Company (“Aimco”) and AIMCO Properties, L.P. (“Aimco OP”), we are submitting this letter in response to your letter to John Bezzant, dated August 19, 2011, regarding the Registration Statements on Form S-4 (each, a “Form S-4”) and the Schedule 13E-3s (each, a “Schedule 13E-3”) referenced above. Aimco and Aimco OP are today filing amendments to the Form S-4 (File No. 333-175848) and Schedule 13E-3 (File No. 005-50745) relating to the merger of Angeles Partners XII, LP (“AP XII”). If the changes reflected in these amendments

Tom Kluck and Adam F. Turk
Securities and Exchange Commission
September 2, 2011

adequately address all of your comments, Aimco and Aimco OP will make corresponding changes to the other Form S-4s and Schedule 13E-3s. For your convenience, your comments are set forth below, followed by our responses.
Schedule 13E-3 — Introduction
1.	We note the disclosure in the last paragraph of this section indicating that “[t]he information contained in this Schedule 13E-3 and/or the [Consent Solicitation] [Information Statement]/Prospectus concerning each filing person other than the Company was supplied by each such filing person, and no other filing person, including the Company, takes responsibility for the accuracy of any information not supplied by such filing person.” This statement is inconsistent with the disclosures in the filing, including the signature pages, and operates as an implied disclaimer of responsibility for the filing. Please revise.
          Response: We have revised the Schedule 13E-3 for AP XII to delete the above-referenced disclosure in the last paragraph of the Introduction.
Form S-4 —General
2.	Please revise the legend on the front cover page of the prospectus to conform to the requirements of Exchange Act Rule 13e-3(e)(iii).
          Response: We have revised the legend on the front cover page of the AP XII Form S-4 as requested.
3.	Please confirm that you have included all applicable disclosure required by Items 901 through 915 of Regulation S-K. Alternatively, please tell us which exemption you are relying upon under Item 901(c).
          Response: We hereby confirm, on behalf of Aimco and Aimco OP, that the AP XII Form S-4 includes all applicable disclosure required by Items 901 through 915 of Regulation S-K.
4.	Please update the financial information, as needed, in accordance with Regulation S-X.
          Response: We have updated the financial information in the AP XII Form S-4 as requested.
Form S-4 —Opinion of Financial Advisor
5.	We note the disclosure in this section indicating that Duff & Phelps’ procedures, investigations, and financial analysis with respect to the preparation of its opinion included its review of financial projections of the subject company provided to Duff

Tom Kluck and Adam F. Turk
Securities and Exchange Commission
September 2, 2011

& Phelps by the management of Aimco OP. Please disclose such projections. Please also disclose (i) the approximate date on which such financial projections were last updated by management and (ii) the key business and economic assumptions underlying such financial projections.

Response: We have revised the disclosure in the AP XII Form S-4 as requested.

6.	Any materials prepared by the financial advisor in connection with its fairness opinion or by the independent appraiser in connection with its appraisal, including any “board books” or draft fairness opinions or appraisals provided or any summaries of presentations made to the board of directors of Aimco and the general partners of Aimco OP and the subject company, and any materials prepared by the fairness advisor relating to the consideration to be offered to security holders, generally fall within the scope of Item 1015 of Regulation M-A and must be summarized in the disclosure document and (if written) filed as an exhibit to the Schedule 13E-3. In addition, each presentation, discussion, or report held with or presented by the fairness advisor or the independent appraiser, whether oral or written, preliminary or final, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. To the extent applicable and not already disclosed or filed, please revise to summarize all the presentations made by the fairness advisor and independent appraiser and file any additional written reports as exhibits pursuant to Items 9 and 16 of Schedule 13E-3.
          Response: Neither Duff & Phelps, LLC (“Duff & Phelps”), which has provided the fairness opinions, nor Cogent Realty Advisors, LLC or KTR Real Estate Advisors LLC, the independent valuation firms, made any oral presentation or report. Duff & Phelps did prepare a draft of a board presentation summarizing the analysis it undertook in connection with the preparation of its fairness opinions. Aimco and Aimco OP have included these materials as an exhibit to the Schedule 13E-3 for AP XII. A summary of the fairness analysis is already included in each Form S-4. No other presentations were made, and no other reports were presented, by either Duff & Phelps or the independent valuation firms that would require additional disclosure in the Form S-4s or would need to be filed as exhibits to the Schedule 13E-3s.
Form S-4 — Other Matters
7.	We note that the description in the prospectus regarding the material relationships between (i) Duff & Phelps and its affiliates and (ii) AIMCO, the subject company and its affiliates does not provide a quantitative description of the fees paid or to be paid to Duff & Phelps and its affiliates. Please revise the prospectus to provide such disclosure. Please ensure that such disclosure also includes the fees paid or to be paid to Duff & Phelps and its affiliates in connection with services rendered

Tom Kluck and Adam F. Turk
Securities and Exchange Commission
September 2, 2011

to each of the 9 other AIMCO subsidiaries that have filed Schedules 13E-3 on or about July 28, 2011. Refer to Item 1015(b)(4) of Regulation M-A.

Response: We have revised the disclosure in the AP XII Form S-4 as requested.

8.	Similarly, please provide in the appropriate section of the prospectus the disclosure required by Item 1015(b)(4) with respect to the independent appraiser.

Response: We have revised the disclosure in the AP XII Form S-4 as requested.

9.	We note your disclosure that Aimco and the Aimco entities as well as unitholders receiving OP units in the merger transactions are not expected to recognize any gain or loss on the transaction. Please file additional tax opinions regarding the tax treatment of the transaction as well as Aimco Properties, L.P.’s status as a limited partnership. Note that Item 601(b)(8) of Regulation S-K requires tax opinions to be filed where tax consequences are material to investors and where a representation as to tax consequences is set forth within the filing.
          Response: An additional tax opinion has been filed with the AP XII Form S-4 as requested.
* * * *

Tom Kluck and Adam F. Turk
Securities and Exchange Commission
September 2, 2011

               If you have any questions regarding the foregoing, please contact Jonathan Friedman at (213) 687-5396 or the undersigned at (213) 687-5567.

Respectfully yours,

/s/ Nicolai Schwarz-Gondek

Nicolai Schwarz-Gondek

cc:	John Bezzant, Executive Vice President
  Apartment Investment and Management Company
Trent Johnson, Vice President and Assistant General Counsel
  Apartment Investment and Management Company
Paul Nozick, Esq.
  Alston & Bird LLP
Robert Mintz, Esq.
Hogan Lovells US LLP